EXCELLENCE

07022554

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 228/2007

April 9, 2007

SUPPL

SEC MAIL PROCESSING RECEIVED APR 2007 161

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Apr. 9, 07

PROCESSED
APR 1 6 2007
THOMSON FINANCIAL

4/11

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. CN 2032 /2007

April 5, 2007

To : The President
The Stock Exchange of Thailand

Re: Notification of Resolution of the General Meeting of Shareholders No.95

The Bank held the General Meeting of Shareholders No.95 at the Samanachan Hall, Head Office of the Bank, 1 Soi Kasikornthai, Ratburana Road, Khwaeng Ratburana, Khet Ratburana, Bangkok on Thursday, April 5, 2007. The Meeting has resolved matters as summarized below:

1. The Meeting approved the Minutes of the General Meeting of Shareholders No.94, with the following voting results:
   - For: 1,168,746,235 votes, equal to 98.94 percent of all votes of shareholders in attendance.
   - Against: 25,000 votes, equal to 0.00 percent of all votes of shareholders in attendance.
   - Abstain: 12,531,870 votes, equal to 1.06 percent of all votes of shareholders in attendance.
   - Invalid ballots: 500 votes, equal to 0.00 percent of all votes of shareholders in attendance.
2. The Meeting acknowledged the Board of Directors' report of the year 2006 operations.
3. The Meeting approved the Balance Sheet and the Statement of Income for the year ended December 31, 2006, with the following voting results:
   - For: 1,153,666,393 votes, equal to 97.61 percent of all votes of shareholders in attendance.
   - Against: 51,480 votes, equal to 0.00 percent of all votes of shareholders in attendance.
   - Abstain: 28,254,634 votes, equal to 2.39 percent of all votes of shareholders in attendance.
4. The Meeting approved the appropriation of profit from 2006 operating results and dividend payment as follows:

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- Legal reserve Baht 690,000,000.00
- Dividend on ordinary shares at the rate of Baht 1.75 per share, being 30.56% of the 2006 net profit, of which the Bank has paid interim dividend on September 27, 2006 at the rate of Baht 0.50 per share which totaled Baht 1,190,970,566.50, and will pay the remaining dividend on April 30, 2007 at the rate of Baht 1.25 which totaled Baht 2,984,515,576.25 to shareholders with names registered in the Register of Shareholders on April 19, 2007 at 1200 hours, with the following voting results:
  - For: 1,176,979,846 votes, equal to 99.05 percent of all votes of shareholders in attendance.
  - Against: 71,760 votes, equal to 0.01 percent of all votes of shareholders in attendance.
  - Abstain: 11,255,020 votes, equal to 0.95 percent of all votes of shareholders in attendance.

5. The Meeting approved the remuneration and bonus for the directors as follows:
   - Remuneration for the directors for the Board of Directors' Meeting totaling Baht 1,424,500 per month;
   - Remuneration for the Advisory Directors to the Management Committee totaling Baht 1,018,000 per month;
   - Remuneration for the Audit Committee totaling Baht 231,000 per month;
   - Remuneration for the Corporate Governance Committee totaling Baht 99,000 per month;
   - Remuneration for the Human Resources and Remuneration Committee totaling Baht 99,000 per month;
   - Remuneration for the legal advisor at Baht 330,000 per month.
   - The Board of Directors bonus at 0.5 per cent of dividend payable at the time of dividend payment.

   All the aforesaid remuneration shall be in effect until such time that the Shareholders' Meeting will determine otherwise. The Meeting also approved bonus paid to the Board of Directors at the rate of 0.5 percent of dividend payment from the 2006 operating results, with the interim dividend payment already made on September 27, 2006 totaled Baht 5,954,740. The bonus for the Board of Directors to be paid at the

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time of the remaining dividend payment will therefore be Baht 14,922,577, with the following voting results:

- For: 1,171,589,811 votes, equal to 98.58 percent of all votes of shareholders in attendance.
- Against: 166,810 votes, equal to 0.01 percent of all votes of shareholders in attendance.
- Abstain 16,709,445 votes, equal to 1.41 percent of all votes of shareholders in attendance.
- Invalid ballots: 500 votes, equal to 0.00 percent of all votes of shareholders in attendance.

6. The Meeting approved the re-election of Mr. Sukri Kaocharern, M.R. Sarisdiguna Kitiyakara, M.R. Yongswasdi Kridakorn, Mr. Banthoon Lamsam, and Dr. Prasarn Trairatvorakul, who have to retire by rotation as the Bank's directors for another term, with the following results:

Directors due to retire	Type of Directorship	Number of votes			
		For (%)	Against (%)	Abstain (%)	Invalid Ballots (%)
1. Mr. Sukri Kaocharern	Director with Authorized Signature	1,135,545,498 95.55%	4,028,900 0.34%	48,121,438 4.05%	789,730 0.07%
2. M.R. Sarisdiguna Kitiyakara	Independent Director	1,144,823,168 96.33%	3,869,520 0.33%	39,411,558 3.32%	388,870 0.03%
3. M.R. Yongswasdi Kridakorn	Director with Authorized Signature	1,129,869,106 95.07%	29,507,732 2.48%	29,001,928 2.44%	114,350 0.01%
4. Mr. Banthoon Lamsam	Executive Director	1,136,607,438 95.63%	4,008,830 0.34%	47,655,458 4.01%	221,390 0.02%
5. Dr. Prasarn Trairatvorakul	Executive Director	1,118,895,088 94.14%	3,948,900 0.33%	65,517,588 5.51%	133,540 0.01%

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MW

7. The Meeting approved the appointment of Mr. Thirdthong Thepmongkorn, Mr. Winid Silamongkol, and Mrs. Wilai Buranakittisopon of KPMG Phoomchai Audit Limited as the Bank's auditors for the year 2006; anyone of them be authorized to audit, prepare and sign the audit report. The audit fees are approved at a total of Baht 11,800,000, and the Management Committee is authorized to approve any audit fees other than those specified above as deemed appropriate, with the following voting results:
   - For: 1,154,737,516 votes, equal to 97.16 percent of all votes of shareholders in attendance.
   - Against: 404,050 votes, equal to 0.03 percent of all votes of shareholders in attendance.
   - Abstain: 11,257,450 votes, equal to 0.95 percent of all votes of shareholders in attendance.
   - Invalid ballots: 22,096,100 votes, equal to 1.86 percent of all votes of shareholders in attendance.

Please be informed accordingly.

Yours sincerely,
KASIKORNBANK PCL

(Ms. Tida Samalapa)
Secretary to the Board of Directors

Executive Secretary & Shareholder Registration
Corporate Communications & Administration Department
Tel. 0 2470-2679

END